September 13, 2006

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re:	International Business Machines Corporation
SEC Comment Letter dated August 28, 2006
File No. 1-2360

Dear Ms. Blye:

International Business Machines Corporation (“IBM”) is submitting the following response to the comment letter dated August 28, 2006, which requested additional information concerning IBM’s July 17, 2006 response to comments regarding the company’s Form 10-K for the year ended December 31, 2005, filed on February 26, 2006.

The August 28, 2006 comment letter requested additional information with respect to the limited circumstances that IBM has conducted business with countries listed as state sponsors of terrorism (i.e., Cuba, Iran, North Korea, Sudan and Syria).  IBM received U.S. government approval, in the form of a valid export license, for all instances in which IBM has conducted business with these countries.  IBM maintains its records for the period of time prescribed by the U.S. Export Administration Regulations, and our review of those records identified the following transactions:  the United Nations Department of Peacekeeping Operations, Sudan ($9,300,000); Syrian Arab Airlines, Syria ($230,000); Syrian Immigration and Passport Department (SIPD), Syria ($201,000); Al Furat Petroleum Co., Syria ($1,118,000); and KLM Royal Dutch Airlines Cargo, Syria ($50,000).  Among these entities, the Syrian Arab Airlines and SIPD are, to the best of our knowledge, the only parties owned or controlled by a foreign government.

You also requested information for anticipated operations by IBM in Cuba, Iran, North Korea, Sudan and Syria.  IBM has responded to a bid to provide servers and helpdesk services to the Austrian Embassies, worldwide, which may include embargoed/terrorist countries.  For activities which require U.S. export licenses, IBM will seek prior approval from the appropriate U.S. government agencies.

Your letter also inquired as to whether IBM products are available in Sudan and Iran, citing an April 23, 2006 press release that identifies Pro Technology, a UAE company with subsidiaries in Iran and Sudan, as a reseller of IBM products.  IBM has no knowledge that any of its products are available in Sudan or Iran.  Although Pro Technology was an authorized business partner and reseller of certain IBM products from April 2004 through March 2006, its sales territory was specifically limited to UAE, per the terms of the business partner agreement.  In addition, the business partner agreement required Pro Technology’s compliance with all applicable U.S. export laws and regulations, which include compliance with embargoed/terrorist country restrictions. IBM terminated its business partner relationship with Pro Technology in March 2006, due to business performance reasons.

In light of the above, as well as our July 17, 2006 response, the company believes that the disclosures contained in its 10-K are appropriate.  If you have any additional questions or require more information, please contact me or Rich Carroll, IBM Chief Accountant, New Orchard Road, Armonk, New York 10504, (914) 499-5260.

Sincerely,

/s/ Timothy S. Shaughnessy
Timothy S. Shaughnessy
Vice President and Controller